

May 24, 2011

<u>Via U.S. Mail</u>
Kristen Cleland, CEO
FanSport, Inc.
5020 Woodland Drive
Placerville, CA 95667

> **Re:** **FanSport, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 27, 2011**
> **File No. 333-173745**

Dear Ms. Cleland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement Cover Page</u>

1.   Please correct the primary standard industrial classification code number on the cover of the registration statement (the correct number is 7372).

<u>Cover Page</u>

2.   Please prominently state on your prospectus cover page that you are a development stage company and that your auditors have issued a going concern opinion.

<u>Prospectus Summary, page 4</u>

3.   Please clarify in this section how you will generate revenue from your applications. For example, explain if revenues will come from sales of the applications to mobile users, advertising revenue, a combination of both, or some other source.

Risk Factors, page 6

4.   You disclose on page 7 that the social gaming advertising market is expected to grow 20.5% annually. However, the January 12, 2011 eMarketeer article entitled "Social Gaming Market to Surpass $1 Billion" that you supplementally provided does not appear to support this claim, but rather indicates that social gaming advertising revenue will grow as a percentage of total U.S. social gaming revenue from 14.1% in 2010 to 20.5% in 2012. Please revise your disclosure or advise.

Plan of Distribution, page 16

5.   We note references in this section to a "Ms. German" and "Edward German," although you indicate in this section and elsewhere in the prospectus that all sales will be made by your sole executive officer and director, Ms. Cleland. Please advise.

Business

Product Overview, page 20

6.   You disclose in this section that the second and third stages of your product will be completed 12 and 15 months, respectively, after product development starts. Please disclose when you expect the first stage to be completed.

Sales and Distribution, page 21

7.   You indicate in your prospectus summary that you plan to specifically target iPhone, Android and Blackberry smartphones for your mobile applications. Please briefly describe the steps involved in getting your applications accepted on these platforms. Also, disclose when you believe your applications may be available on such platforms.

Plan of Operations, page 24

8.   We note your disclosure in this section that you plan to release "mobile couponing for mobile users" and then offer targeted coupons based on the mobile user's profile. Please explain the relationship between these coupons and the development and sale of your mobile sports applications.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 26

9.   We note your statement in this section that you have adequate capital resources to operate minimal operations for one year. However, you indicate in your disclosure that you expect to incur operating expenses of approximately $13,000 over the next 12 months,

including $5,000 in offering costs and $8,000 in other public company operating costs.
As you do not appear to have sufficient resources to cover these expenses over the next
12 months, please revise your disclosure in this section or advise.

Rule 419, page 27

10.   The description of your planned business in this section (i.e., development of software
solutions that simplify the management of networked personal computers) differs from
the description provided elsewhere in the prospectus. Please advise.

Directors, Executive Officers, Promoters and Control Persons, page 28

11.   Section 3.1 of your bylaws, filed as Exhibit 3.2, appears to require that your board of
directors have a minimum of five directors. We note that you currently have only one
director. Please advise.

Management and Director Biographies, page 28

12.   Please revise to disclose the dates that Ms. Cleland has worked for Sage Software and the
dates she was employed by Lawson Medical. Refer to Item 401(e) of Regulation S-K.

Director and Officer Compensation

Summary Compensation Table, page 28

13.   You indicate in this section that your company was incorporated on January 11, 2011, but
you disclose elsewhere in the prospectus that your date of incorporation was March 16,
2011. Please revise your prospectus to provide the correct date of incorporation for your
company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3456 if you have any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney